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                                                             SEC FILE NUMBER
                                                                000-23157
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                                                              CUSIP NUMBER
                                                                 00086T
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

(Check One):  [_] Form 10-K [_] Form 20-F [_] Form 11-K [X] Form 10-Q [_] Form D
              [_] Form N-SAR [_] Form N-CSR

              For Period Ended: quarterly period ended June 30, 2006

              [_] Transition Report on Form 10-K
              [_] Transition Report on Form 20-F
              [_] Transition Report on Form 11-K
              [_] Transition Report on Form 10-Q
              [_] Transition Report on Form N-SAR

              For the Transition Period Ended: ___________________________

--------------------------------------------------------------------------------
  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
--------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Not applicable

PART I -- REGISTRANT INFORMATION

A.C. Moore Arts & Crafts, Inc.
Full Name of Registrant

________________________________________________________________________________
Former Name if Applicable

130 A.C. Moore Drive
Address of Principal Executive Office (Street and Number)

Berlin, New Jersey 08009
City, State and Zip Code

PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

SEC 1344   PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED
(05-06) IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra sheets if needed)

A.C. Moore Arts & Crafts, Inc. (the "Company") was unable to file its Form 10-Q for the quarterly period ended June 30, 2006 (the "Form 10-Q") without unreasonable expense and effort due to its inability to finish the Form 10-Q within a sufficient time for management to review the financial statements and complete management's discussion and analysis. The Form 10-Q will be filed on or before the fifth calendar day following the prescribed due date.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

               Amy Rhoades           856                768-4930
                  (Name)         (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is
     no, identify report(s). [X] Yes   [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [_] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company expects to report a net loss in the quarter ended June 30, 2006 of $1.8 million compared with a net loss of $50,000 in the quarter ended June 30, 2005. As described in the Company's press release issued July 20, 2006, second quarter 2006 results include pre-tax expenses of $1.8 million related to changes in management.

                         A.C. Moore Arts & Crafts, Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 10, 2006                  By /s/ Amy Rhoades
                                       -----------------------------------------
                                       Name: Amy Rhoades
                                       Title: Vice President and General Counsel

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                        VIOLATIONS (SEE 18 U.S.C. 1001).


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